						Exhibit 12.3
Dominion Energy Gas Holdings, LLC
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

	Three Months Ended March 31,	Twelve Months Ended March 31,	Years Ended December 31,
	2018	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income from continuing operations before income tax expense	$236	$616	$666	$607	$740	$846	$762
Distributed income from unconsolidated investees, less equity in earnings	—	3	3	—	(3)	(1)	(2)
Fixed charges included in income	56	116	116	109	86	39	43
Total earnings, as defined	$292	$735	$785	$716	$823	$884	$803

Fixed charges, as defined:
Interest charges	$53	$108	$106	$97	$74	$28	$30
Rental interest factor	3	8	10	12	12	11	13
Total fixed charges, as defined	$56	$116	$116	$109	$86	$39	$43

Ratio of Earnings to Fixed Charges	5.21	6.34	6.77	6.57	9.57	22.67	18.67